UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File No. 000-53656

CUSIP No. __________

NOTIFICATION OF LATE FILING

(Check one): ☐Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q ☐Form 10-D ☐Form N-SAR
                            ☐Form N-CSR

For Period Ended: September 30, 2009
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
III to I Maritime Partners Cayman I, L.P. Full Name of Registrant
Not Applicable Former Name if Applicable
5580 Peterson Lane, Suite 155 Address of Principal Executive Office (Street and Number)
Dallas Texas 75240 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2009 in a timely manner because additional time is needed to determine certain accounting estimates.  The Registrant will file its Form 10-Q for the period ended September 30, 2009 no later than the fifth calendar day following the date on which the Form 10-Q was due.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jason M. Morton (Name)	972 (Area Code)	392-5400 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations will be significantly different from the corresponding period in the last fiscal year as two of our vessels were delivered during the current year.  Revenues of approximately $11,000,000 will be included in the current period’s results of operations due to these vessels being placed in service.  Net loss for the current period will be in the range of ($12,000,000) to ($15,000,000) versus a net loss of ($2,000,000) in the corresponding period of the last fiscal year.

III to I Maritime Partners Cayman I, L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

III to I Maritime Partners Cayman I, L.P.
(Registrant)

	By:	III to I International Maritime Solutions Cayman, Inc.
Its General Partner

Date: November 17, 2009	By:	/s/ Jason M. Morton
Jason M. Morton

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.